[GRAPHIC OMITTED]                                         Investor Relations
                                                          INTERNATIONAL

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FOR FURTHER INFORMATION:

AT LJI:                                             AT INVESTOR RELATIONS INTL:
Betty Ho                                            Haris Tajyar
Vice President, Corporate Development               Managing Partner
Ph:  011-852-2170-0001                              Ph:  818-382-9702
betty@ljintl.com                                    htajyar@irintl.com
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FOR IMMEDIATE RELEASE
SEPTEMBER 7, 2004

           LJ INTERNATIONAL RAISES $3.55 MILLION IN PRIVATE PLACEMENT

     FUNDS FROM PRIVATE PLACEMENT WILL GO TOWARD JEWELER'S GLOBAL EXPANSION

HONG KONG AND LOS ANGELES, CA, SEPTEMBER 7, 2004 -- LJ International, Inc. (LJI) (Nasdaq: JADE) today announced that it raised gross proceeds of $3.55 million in a private sale of common shares and warrants to several institutional investors. JADE sold 1,614,082 shares of common stock at a price per share of $2.20, and issued to such investors 5-year warrants to purchase up to an aggregate of 484,221 shares of common stock at an exercise price of $2.98 per share. Net proceeds to LJI after expenses of the transaction were approximately $2.85 million, and will be used for growth capital including expansion in China.

LJI Chairman and CEO Yu Chuan Yih commented, "With the completion of this private placement, LJI is ready to execute its strategy of sharply expanding its sales and marketing efforts, especially in rapidly growing overseas markets such as China. With the Company largely free of long-term debt, we are able to use the proceeds from this latest transaction almost entirely for financing future growth on an already strong financial foundation." The private placement was made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares of common stock and warrants issued, and the shares of common stock issuable upon exercise of the warrants, have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of the securities in any jurisdiction in which such offering would be unlawful.

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If you would like to be added to LJI's investor email lists, please contact
Haris Tajyar with Investor Relations International at htajyar@irintl.com.

ABOUT LJ INTERNATIONAL

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com

FORWARD LOOKING STATEMENT: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.

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